EXHIBIT 99

O2Micro Reports Record Second Quarter Sales and Earnings

Santa Clara, CA and George Town, Grand Cayman, July 31, 2002. O2Micro International Limited (Nasdaq: OIIM), a leading supplier of innovative power management and security ICs to mobile computer and communications manufacturers, reported its financial results today for the second quarter ended June 30, 2002.

Net sales for the second quarter were $17.7 million, a record high quarter for O2Micro. Second quarter revenue of $17.7 million was an increase of 10% over the preceding quarter, and 81% over the comparable quarter of the prior year. Earnings per share for the second quarter, fully diluted, were 8 cents per share, compared to 8 cents per share in the preceding quarter, and 3 cents in the comparable quarter of the prior year.

Net income for the second quarter of $3,008,000 was a decrease of 1% from the preceding quarter, and 214% greater than the net income for the comparable quarter of the prior year. Second quarter R&D expenditures were $4,626,000, an increase of 1% over the preceding quarter, and 42% over the comparable quarter of the prior year.

“In Q2 we continued to grow revenue and market share in key product areas,” said Sterling Du, Chairman and CEO of O2Micro.

Conference Call: O2Micro will hold its second quarter conference call today at 2:00 p.m. PDT, 5:00 p.m. EDT. You may participate by dialing (800) 997-8642 or (973) 694-6836 (for International participants). A replay of the call will be available by phone until August 7th by dialing (800) 428-6051 or (973) 709-2089 (for International participants), passcode #249091. A live simulcast will also be available on the company website at www.o2micro.com, and an online replay will be available on the site for one week.

About O2Micro

Founded in April 1995, O2Micro designs, develops and markets innovative power management and security components for mobile communication, computer, information appliance, and LCD products. Products include AudioDJ®, SmartCardBus® for secure on line e-commerce, Intelligent Inverter® and Battery Management IC’s.

O2Micro International maintains an extensive portfolio of intellectual property with 639 patent claims granted, and over 2500 more pending. The company maintains offices worldwide. Additional company and product information can be found on the company website at www.o2micro.com.

Statements made in this release that are not historical, including statements regarding O2Micro’s or management’s intentions, hopes, beliefs, expectations, representations, projections, plans or predictions of the future, are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements involve risks and uncertainties that may cause actual results to differ materially from those set forth in these statements. Factors that could cause actual results to differ materially include risks and uncertainties such as reduced demand for products of electronic equipment manufacturers which include O2Micro’s products due to adverse economic conditions in general or specifically affecting O2Micro’s markets, technical difficulties and delays in the development process, and errors in the products. You are also referred to the documents filed by O2Micro with the SEC from time to time, including but not limited to the Form F-1 in connection with the company’s initial public offering in August 2000, which identify important risk factors that could cause actual results to differ from those contained in the forward-looking statements.

Contact Information:
Gil Goodrich
Director of Investor Relations, O2Micro
Phone: 408.987.5920 x8013
Email: gil.goodrich@o2micro.com

O2MICRO INTERNATIONAL LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME
(Unaudited)
(In Thousand U.S. Dollars, Except Per Share Amounts)

	Three Months Ended June 30		Six Months Ended June 30
	2002	2001	2002	2001
NET SALES	$17,667	$9,781	$33,770	$18,571

COST OF SALES	7,393	3,346	13,138	6,619

GROSS PROFIT	10,274	6,435	20,632	11,952

OPERATING EXPENSES
Research and development	4,626	3,252	9,198	6,120
Selling, general and administrative	2,848	2,357	5,512	4,794
Stock-based compensation	13	45	33	98

Total Operating Expenses	7,487	5,654	14,743	11,012

INCOME FROM OPERATIONS	2,787	781	5,889	940

NON-OPERATING INCOME (EXPENSES)
Interest income on bank deposits	122	366	440	886
Interest income on short-term investments	339	35	675	35
Impairment loss on investment in shares of stocks	(129)	—	(229)	—
Interest expenses	(1)	(5)	(2)	(8)
Other—net	355	107	216	104

Total Nonoperating Income—Net	686	503	1,100	1,017

INCOME BEFORE INCOME TAX	3,473	1,284	6,989	1,957

INCOME TAX EXPENSES	465	325	952	352

NET INCOME	3,008	959	6,037	1,605

OTHER COMPREHENSIVE LOSS
Translation adjustments on subsidiaries	121	(154)	103	(164)
Unrealized loss on available-for-sale securities	112	—	(65)	—

Total Other Comprehensive Loss	233	(154)	38	(164)

COMPREHENSIVE INCOME	$3,241	$805	$6,075	$1,441

EARNINGS PER SHARE:
Basic	$0.08	$0.03	$0.16	$0.05

Diluted	$0.08	$0.03	$0.15	$0.05

SHARES USED IN EARNINGS PER SHARE CALCULATION:
Basic (in thousands)	38,435	33,268	38,362	33,087

Diluted (in thousands)	39,805	34,489	40,132	34,432

O2MICRO INTERNATIONAL LIMITED AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
(In Thousand U.S. Dollars, Except Share Amounts)

	June 30, 2002	December 31, 2001
	(Unaudited)
A S S E T S

CURRENT ASSETS
Cash	$58,229	$108,936
Restricted cash	1,607	1,159
Short-term investments	62,817	10,014
Accounts receivable—net	7,101	3,700
Inventories	7,920	5,361
Prepaid expenses and other current assets	1,913	1,808

Total Current Assets	139,587	130,978

INVESTMENT IN SHARES OF STOCKS	271	500

FIXED ASSETS—NET	4,181	3,213

OTHER ASSETS
Convertible loans to 360°Web Ltd.	1,750	750

Deferred income tax—noncurrent	109	219

Other Assets	1,068	759

TOTAL ASSETS	$146,966	$136,419

LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES
Notes and accounts payable	$6,687	$3,570
Income tax payable	1,475	1,220
Current portion of obligations under capital lease	9	9
Accrued expenses and other current liabilities	3,939	3,189

Total Current Liabilities	12,110	7,988

OBLIGATIONS UNDER CAPITAL LEASE—NET OF CURRENT PORTION	3	7

Total Liabilities	12,113	7,995

SHAREHOLDERS’ EQUITY
Ordinary shares at $0.001 par value per share Authorized—95,000,000 shares. Issued—38,465,098 and 38,134,511 shares as of June 30, 2002 and December 31, 2001, respectively	38	38
Treasury Stock—89,500 shares	(1,108)	—
Additional paid-in capital	131,625	130,197
Warrants	51	51
Deferred compensation	(10)	(44)
Accumulated other comprehensive income	(659)	(697)
Accumulated earning (deficit)	4,916	(1,121)

Total Shareholders’ Equity	134,853	128,424

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$146,966	$136,419

20